Mail Stop 0407


      March 14, 2005



Robert P. Farrell
Chief Executive Officer
Sagamore Holdings, Inc.
33 Wood Avenue South, Suite 600
Iselin, New Jersey  08830

	RE:  	Sagamore Holdings, Inc.
      Registration Statement on Form SB-2
      Filed February 14, 2005
      File No. 333-122822

Dear Mr. Farrell:

      We have reviewed your Form SB-2 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Please update the financial information included in your filing in accordance with the requirements of Item 310(g) of Regulation S-B.
2. We note the 6 million Series A Convertible Preferred shares issued to Cornell Capital Partners as a part of the investment agreement. We note that the Series A is convertible into common stock based upon a floating exchange ratio tied to the market price of the common stock. As a result of this floating exchange ratio, we view Cornell
Capital Partners` obligation under the equity line financing as not being irrevocable because of Cornell Capital Partners` ability to engage in market transactions that could indirectly trigger restrictions on its ability to receive shares under the equity line financing. Therefore, we do not view the equity line financing as properly structured under Section 5 of the Securities Act of 1933.

In addition, after considering the factual context of the proposed equity line financing, we do not believe that a binding contractual commitment was entered into on September 15, since at the time the equity line was entered into, Sagamore Holdings was (and is) a non-reporting company with no trading market. As such, the arrangement by Cornell Capital Partners to pay for shares at a purchase price that is 98% of a "market price" does not represent an irrevocable commitment to purchase the equity line shares. Further, the conditions to Cornell`s purchase obligation include the shares` being authorized for quotation on the OTC Bulletin Board in the future.

Please revise your disclosure throughout the prospectus to remove any implication that there is an existing equity line arrangement with Cornell that provides the company with a viable mechanism to obtain needed financing.
3. Please indicate the basis for using $0.20 per share as the assumed conversion price of the Series A Convertible Preferred Stock. Also, indicate the basis for using this figure as the offering price in the registration fee table for the common stock owned by Yorkeville and the Nexus employees.

Cover Page
4. Limit your prospectus cover page to the information required by
Item 501 of Regulation S-B. Please consider deleting unnecessary, immaterial and redundant information, including unnecessary parenthetical definitions, such as "Cornell Capital" and "Sagamore Holdings".
5.
Item 501(a)(8) of Regulation S-B requires that you include the price range or the formula or method to be used to calculate the offering price. Please include a fixed price or price range prior to effectiveness. Then you may file a post-effective amendment to switch to a market price when the shares begin trading on a market.
Alternatively, state that the selling shareholders will sell at a price of $x.xx (or a range) per share until your shares trade on the
Over-the-Counter Bulletin Board and thereafter they will sell at prevailing market prices or privately-negotiated prices. Revise also page 2 of the prospectus accordingly.
6. We note your statement that the company "intends to apply for listing on the Over-the-Counter Bulletin Board." Please note that the OTC Bulletin Board is not an exchange, so securities are not listed on the OTC Bulletin Board, they are approved for trading. In addition, please correct the misstatement that the company applies to have its securities traded on the OTC Bulletin Board, as only brokers can apply to the NASD to have a company`s securities traded on the OTC Bulletin Board.

Prospectus Summary, page 1
7. Please revise to decrease the length of your summary. It should discuss only the key aspects of the offering and your operations. Much of the discussion you currently include does not appear so highly material as to merit inclusion in the summary. For example, consider eliminating here the extensive discussion in the third, fourth and fifth paragraphs, about the technology that is involved in your products and services, which discussion is more appropriate for your business section. As part of your revisions, ensure that you provide a balanced discussion by discussing the following in the summary:

* that your auditors have raised a concern as to your ability to continue as a going concern;
* the amount of your net losses for the last two fiscal years and periods in 2004;
* that you are in breach of covenants of your credit facility and any other debt; and
* the interrelationships among the parties, such as that Cornell Capital Partners and Yorkeville Advisors are controlled by the same natural person and that your Chairman and Chief Executive Officer recently left Cornell Capital Partners, which they co-founded, to form Sagamore Holdings.

The Offering, page 2
8. Indicate the percentage of your outstanding common stock that the number of shares being offered would represent following the offering.

Summarized Historical Financial Information, page 4

9. We note that your fiscal year end is June 30 and that your first quarter of fiscal 2005 ended on October 3, 2004. Tell us the reason that the quarter ended on this date, rather than September 30, 2004.
Clearly state your policy for determining quarter ends in your financial statements.

Risk Factors, page 5

	General
10. Please delete mitigating language in your risk factors. For example, delete:

* "While we believe that the factors involving foreign components supply have not adversely impacted our business in the past" in the last sentence of the risk factor beginning "We are dependent on foreign manufacturers" on page 7;
* "While we do not believe that the loss of any one supplier would have a material adverse effect upon us since most products sold by us are available from multiple sources" in the risk factor beginning "We are dependent on suppliers" on page 6;
* "Although such shortages and allocations have not had a material adverse effect on our operating results" in the last sentence of the risk factor beginning "Our industry is subject to supply shortages" on page 7;
* "Although we believe that our operations utilize the assembly and testing technologies, equipment and processes currently required by our customers" in the second paragraph of the risk factor beginning
"We may not be able to maintain our technological" on page 8; and
* "While we believe that we would be able to locate suitable replacements for our executives if their services were lost" in the risk factor beginning "We depend on the continued services of our executive officers" on page 9.

      These are only few examples; please review your risk factors generally to similarly delete mitigating language.

Our Independent Registered Public Accounting Firm Has Stated...,
page
5
11. Briefly describe here, with a more elaborate discussion in management`s discussion and analysis (see our related comment), the covenants breached under the credit facility agreement and how they were breached. So that investors understand how this default may have factored in the going concern qualification, please describe briefly the penalty under the agreement for such default, including the terms of any increase in the penalty due to the duration of the default.
12. Please note the dollar amount currently due under the credit agreement.

The Company May Have to Pay $500,000..., page 6
13. Please briefly note here what is meant by "Net Working Capital
Adjustment."
14. Based upon the company`s current financial condition, it appears that, if the company is not successful on the merits, a negative decision would (as opposed to "could") have a material adverse effect on the company`s working capital. Please revise accordingly.

We Are Dependent On Our Suppliers..., page 6
15. Expand your disclosure to include the likelihood of occurrence so that investors can assess the degree of risk. Have you had difficulty in the past obtaining an adequate supply from a particular provider? Has your supplier relationship with Jaco been affected by the dispute over the net working capital adjustment you describe in the previous risk factor? In your revised disclosure, also note that
Jaco has the ability to terminate your supply agreement with it at any time and the percentage of supplies you have received from Jaco in the last two fiscal years and periods in 2004.

We Do Not Have Long-Term Contracts With Our Customers..., page 6
16. Please also expand here your disclosure to include the likelihood of occurrence so that investors can assess the degree of risk.
Have
you had material difficulty in the past with a customer`s canceling, reducing or delaying an order or orders?

The Products We Manufacture May Have To Conform To RoHS..., page 7
17. Please note here the percentage of products, to the extent known, that your customers may ship to Europe or Asia so that investors may assess the magnitude of the risk.

Products We Manufacture May Contain Design..., page 8
18. We note your statement that "[d]efects have been discovered in products we manufactured in the past." Indicate whether such defects have materially affected your financial condition or operations and describe in what way.


Currently No Public Market Exists For Our Common Stock..., page 10
19. The reference to Sagamore shares being "listed" on the OTC Bulletin Board is not correct, as companies do not list their shares on the OTC Bulletin Board. Revise this reference here and elsewhere in the prospectus to correctly indicate that your shares would be traded on the OTC Bulletin Board.

Selling Stockholders, page 12

	Table and Notes to the Table
20. Identify here, and in connection with the principal
stockholders
table on page 37, the natural person who controls Cornell Capital Partners and Yorkeville Advisors Management. Tell us what consideration you have given to aggregating in the table the information about the amount of shares beneficially owned and being sold by Cornell Capital Partners and Yorkeville Advisors
Management
since, according to disclosure elsewhere in the prospectus, they are
controlled by the same natural person, and listing that natural person as the selling stockholder.
21. We note your statement in note two to the table that you have "taken into consideration the 4.99% ownership conversion limitation"
in calculating the number of shares of common stock that are beneficially owned by Cornell Capital Partners. We also note that you have registered for resale considerably more than 4.99% of the company`s outstanding common stock. Clarify that you are doing so because Cornell may control the number of shares of common stock it owns at any one time.
22. Supplementally provide us with your analysis as to why Rule
701
was available for the company`s offering of options to employees of
Nexus.

Dilution, page 19
23. Please disclose and quantify the further dilution to new investors that will occur upon exercise of your outstanding options.

Plan of Distribution, page 20
24. Identify Cornell Capital Partners, LP and Yorkville Advisors
Management LLC as underwriters.
25. Describe here or in management`s discussion and analysis the business purpose of the commitment and structuring fees paid to Yorkeville.

Management`s Discussion and Analysis, page 21

	General
26. Also describe how long you believe you can satisfy your cash requirements and commitments, what sources of funds you will use, and whether you will have to raise additional funds in the next twelve months. See Item 303(a)(1) of Regulation S-B.
27. Discuss any known trends, events or uncertainties that have or are reasonably likely to have a material impact on your financial condition, such as net sales, gross profit, and liquidity.
Explain
whether and why you expect revenues to increase, decrease, or remain the same in the upcoming year. See Item 303(b) of Regulation S-B and consider our guidance in Securities Act Release No. 33-8350 available on our website.
Overview, page 21
28. Please revise this section to highlight the most important developments of the periods being reported without being repetitive of or summarizing the ensuing MD&A and business discussion. The overview section should be written in Plain English from the CEO`s perspective, focusing on the issues "that keep him up at night." Such topics could include:

* economic or industry-wide factors relevant to the company;
* how the company earns revenues and income and generates cash;
* the company`s lines of business, locations of operations and principal products and services, without being repetitive of the business section or disclosure elsewhere in the prospectus; and
* the material opportunities, challenges and risks that management are most focused on for the short and long term, as well as actions that they are taking to address these opportunities, challenges and risks. For example, we note that most of your customers` orders are cancelable by the customer without penalty. Your overview should address how management attempts to minimize the potential material adverse impact that cancellations, reductions or delays by a significant customer could have on the company.
29. Clarify whether you are currently in default under the promissory note agreement with Jaco and the consequences of such default.


Going Concern, page 21
30. Please discuss what steps you plan to take to reach profitability and to cure the problems underlying the going concern qualification in the auditors` report.

31. Additionally, revise your disclosure to provide discussion to support the preparation of your financial statements on the assumption of a going concern. Refer to FRC 607.02 for guidance.

Results of Operations, page 22
32. Please be more descriptive of the precise reasons for the significant changes in the gross profit line item from period to period.  See Item 303(b)(1)(vi) of Regulation S-B.
Financial Results: Comparative Fiscal Year 2004 vs. Fiscal Year
2003
of Nexus, page 23

33. We note that when comparing the results of your 2003 fiscal year
to your 2004 fiscal year on page 23, you assert "improved economic conditions" as cause for an increase in sales. However, on page 22 you attributed "softening" sales during the period from July 1, 2004 through October 3, 2004, which you anticipate will continue through the next two quarters, to a slow down in the telecommunications industry. Tell us how economic conditions which you cite as cause for increases and decreases in your financial results changed over the periods for which you provide discussion. Include reference to economic indicators, results of customers and competitors, or other factors used in your analysis.

Liquidity and Capital Resources, page 23
34. We note the company`s expected reliance on the standby equity distribution agreement with Cornell. In light of the structural defects with the agreement (see our earlier comments), discuss in reasonable detail the impact on the company`s liquidity if this source of capital is not available.

35. We note your discussion of certain covenants under your credit facility which have not been met as of October 3, 2004 resulting in default. We additionally note that default of this facility could result in the default of your promissory note agreement with Jaco. Revise your disclosures to explain in detail the reasons for the default, the full extent of options available to your creditors to take action against you as a result, including any cross-default provisions, any actions that have already been or you anticipate being taken against you and how you are addressing them. Include discussion on the potential impact on your cash position and liquidity as well as your overall financial position should it be determined that you must repay amounts owed prior to the original due date. Consider our interpretive release issued in December 2003 regarding Management`s Discussion and Analysis that is available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

36. Revise your disclosure to provide more detailed discussion of your plan to meet your financial obligations over the next twelve months. Include discussion of anticipated and potential effects of your default in your disclosure.

37. Your statement on page 25 which says, "(w)e are not aware of any material trend, event or capital commitment, which would potentially adversely affect our liquidity," does not appear appropriate in light of Nexus` default under its credit facility. Please revise this disclosure.

Our Business, page 27

	General
38. Describe the business development services Celerity Systems is to provide upon your request and whether it has provided any yet.
39. Tell us what consideration you have given to including research and development disclosure according to Item 101(b)(10) of Regulation
S-B.
40. Tell us what consideration you have given to intellectual property disclosure according to Item 101(b)(7) of Regulation S-B.

Our Customers and Markets, page 28
41. We note your statement in the risk factors that you have two key customers. Please describe here the extent of your dependence on these two customers. See Item 101(b)(6) of Regulation S-B.

Our Suppliers, page 29
42. Please explain what you mean when you say that you "have adopted a more direct supplier model that targets select high quality suppliers from a more distributor-oriented procurement model."

Competition, page 29
43. Discuss in greater detail your competition`s advantages in relation to you and how this affects your competitive position within your markets. Also, to the extent reasonably known, provide quantified disclosure of your market shares in each of your markets.
See Item 101(b)(4) of Regulation S-B.

Employees, page 30
44. So that investors may have an understanding of the scope of your manufacturing activities, please indicate how many of your employees perform manufacturing functions.

	Description of Property, page 30
45. We note your statement that the lease for your Massachusetts manufacturing facility expires on July 31, 2005. Please indicate whether you intend to move your operations from there or otherwise address the lease termination and how this will affect your manufacturing operations, particularly since you also state that you believe your "present facilities will be adequate to meet [y]our needs for the foreseeable future."

Management, page 32
46. Please include the option grants table described in Item
402(c)
of Regulation S-B. We note that one of your named executive officers was issued options in the last fiscal year.

Executive Compensation, page 33

47. We note from your discussion that salaries for Messrs Donohue and
Farrell are being accrued and deferred until sufficient working capital is obtained. Tell us why no compensation expense has been reflected in your statement of operations.


Certain Relationships and Related Transactions, page 36
48. Please also summarize here the relationships and related party transactions that are required to be described by Item 404 of Regulation S-B. Your reference to "other than as described above" is not helpful in understanding what transactions described elsewhere
are related party transactions.   For each related party, such as
Cornell Capital Partners and Yorkville Asset Management, discuss how transaction prices were determined by the parties and whether you believe the terms of the transactions are comparable to terms you could obtain from independent third parties. For each agreement, describe the material terms of the agreement.

Description of Securities, page 38
49. Include the disclosure required by Item 201(b) of Regulation
S-B.
Note that you should provide the information as of a recent date.
50. Please clarify the number of shares of common stock you have outstanding; we note you appear to state both 101,540,000 shares and
100,000,000 shares on page 38.
51. Note whether you have declared any dividends payable on the Series A Convertible Preferred Stock.
52. Please note which party to the investment agreement may waive the
4.99% beneficial ownership limitation that you discuss on page 38.

Notes to Financial Statements - Sagamore Holdings, Inc. and
Subsidiary

Note 1 - Basis of Presentation, page F-7

53. Refer to the end of the first paragraph on page 4. Your basis in
GAAP for accounting for your September 20, 2004 acquisition of Nexus
Custom Electronics, Inc, as if the transaction occurred on October
4,
2004 is unclear. Revise your financial statements and throughout the filing to account for this transaction on September 20, 2004 or advise us in detail providing reference to authoritative literature used as guidance in your response.


Note 2 - Summary of Significant Accounting Policies

Stock-Based Compensation, page F-9

54. We note that no compensation expense has been recognized with regard to shares which you have issued to employees and service providers. Please address the following items:

* We note that Sagamore was formed for the sole purpose of acquiring
Nexus. In light of this impending transaction, it is unclear to us how you determined that your common stock and Series B convertible preferred stock had no value. Please revise your valuation of the issuance of these shares and the recorded intrinsic value of the outstanding stock options or advise us as to the consideration you gave to this transaction in valuing the stock.
* We note at page F-11 that you issued common stock to consultants to provide business development services in future periods. Based on the guidance in paragraph 8 of SFAS 123, it appears that these shares should have been valued at the fair value of the consideration received since it appears more reliably measurable. Please revise or advise. In addition, describe for us in more detail the nature of the services to be provided by the consultants. Tell us how you applied the guidance in EITF 96-18 in accounting for this transaction.
* You state at pages F-10 and F-11 that you issued Series B convertible preferred stock and common stock to two officers and founders of the company as compensation. We note that these shares were issued soon after incorporation and capitalization. Clarify for us the nature of the services that they performed or will perform in exchange for the shares. If these shares are intended to compensate the officers for future services, tell us the vesting provisions of the awards.
* We note at page 17 that you granted 1,540,000 shares of common stock to employees of Nexus as an incentive bonus on February 8, 2005. Tell us your determination of the fair value of these shares and your methodology for performing this valuation.

Note 3 - Stockholders` Equity

Common Stock Issued for Services, page F-11

55. Refer to your discussion of Common Stock issued for services. It appears that you only discuss 95,750,000 of shares issued for services under this sub-heading. Include discussion of entire 100,000,000 shares of Common Stock issued for services through your balance sheet date under this sub-heading.


Financial Statements - Nexus Custom Electronics, Inc.

56. We note at page 4 that Nexus` fiscal year ended on June 30, 2004.
We also note that you provided audited statements of operations, stockholder`s deficiency and cash flows for the years ended June 30,
2004. In this regard, tell us why you have not included an audited balance sheet as of June 30, 2004. Please revise or advise.

Notes to Financial Statements - Nexus Custom Electronics, Inc.

57. It appears that FAS 131 segment disclosures have been omitted. Disclose the information required by SFAS 131 or tell us why these disclosures are not required.

Note 3 - Inventories, page F-24

58. Refer to your Statements of Cashflows on page F-20. It appears that there was a significant increase in inventory balance between fiscal years 2003 and 2004. Tell us what contributed to this significant change in your inventory balance.

Sagamore Holdings, Inc. and Subsidiary - Unaudited Pro Forma
Condensed Consolidated Statement of Operations Period from July 1, 2004 through October 3, 2004, page F-34

59. The merger of an operating entity with a shell corporation with no operations is not considered to be a business combination under SFAS 141 because the shell is not considered a business. In this regard, please revise your description of this transaction throughout the filing to avoid characterizing it as a business combination.

60. It is unclear to us why you intend to record the net assets of Nexus at fair value. If you believe that push-down accounting is appropriate, tell us how you made this assessment. Tell us your consideration of all authoritative literature, including your analysis of whether a collaborative group exists under the guidance in EITF Topic D-97.

61. We note your statement at page F-35 that the amortization relating to the fair values assigned to inventory and backlog are not reflected in the pro forma income statement. Explain for us in more detail the nature of this amortization and how you intend to account for these adjustments in your historical financial statements.


62. It appears that you intend to account for your trademark as an indefinite-lived intangible asset. Tell us how you applied the guidance in SFAS 141 in determining that your trademark has an indefinite useful life. In addition, tell us and disclose your method of determining the fair value of trademark in performing the annual impairment test.

Exhibits
63. You use the defined term "Series A Shares" in your legality opinion, and it is not clear whether you are referring to the Series
A Convertible Preferred Stock or the 30 million shares of common stock underlying this preferred. Your legality opinion should opine as to whether the 34,040,000 shares of common stock being registered are duly authorized for issuance, validly issued, fully paid and nonassessable when issued. Please revise to clarify.
64. Tell us what consideration you have given to filing as material contracts any agreements with the "two key customers" you mention on page 8 in the risk factors.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Kenya Wright, Staff Accountant, at (202) 824-5446, or Melissa Hauber, Senior Accountant, at (202) 942-2858, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at
(202) 942-1916, or me, at (202) 942-1990, with any other
questions.


					Sincerely,



					Larry Spirgel
					Assistant Director


cc:	via facsimile (305-358-7095)
      Clayton Parker, Esq.
	Kirkpatrick & Lockhart Nicholson Graham LLP


??

??

??

??




Mr. Farrell
Sagamore Holdings, Inc.
March 14, 2005
Page 15